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By Hand

SEC MAIL RECEIVED PROCESSING
JAN 12 2006
WASH, D.C. 192

January 9, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Division of Corporation Finance
- International Mail stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated November 14, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li

Michelle Li / Joyce Yip

Encl.

PROCESSED
JAN 18 2006
THOMSON FINANCIAL

BAKER & McKENZIE

貝克・麥堅時律師事務所

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of November 14, 2005

1. Overseas Regulatory Announcement released on January 9, 2006.

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT

華電國際電力股份有限公司Huadian Power International Corporation Limited* (the "Company") announces its power generation conditions in 2005 in accordance with relevant laws and regulations of the People's Republic of China. In addition, three new generating units in which the Company has equity interests have commenced their commercial operations recently.

This announcement is issued in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As of 31 December 2005, the annual cumulative electricity generated by the Company's operating power plants amounted to an aggregate of 46,819 million kWh on a consolidated basis, representing an increase of 25.03% over that for 2004. The annual electricity generated by Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company"), in which the Company has a 50% equity interest, amounted to 2,793 million kWh, and the annual electricity generated by Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company"), in which the Company has a 40% equity interest, amounted to 541 million kWh.

The growth in power generation of the Company is mainly attributable to:

1. the continuous growth of the power demand in the regions in which the Company provides its services, and the annual average utilization hours of the generating units of the Company amounting to 5,712 hours, representing a year-on-year increase of 622 hours; and
2. the power generation contributed by the Company's new generating units.

The respective power generation conditions of each power plant/company for 2005 (in hundred million kWh) are as follows:

Name of plants/companies	2005	2004	Year-on-year increase (%)
Zouxian Power Plant	142.65	125.34	13.82
Shiliquan Power Plant	73.95	61.78	19.69
Laicheng Power Plant	70.20	61.10	14.90
Huadian Qingdao Power Company Limited ("Qingdao Company")	37.88	35.08	7.98
Huadian Zibo Power Company Limited ("Zibo Company")	27.58	23.03	19.75
Huadian Zhangqiu Power Company Limited ("Zhangqiu Company")	16.62	13.21	25.86
Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company")	19.55	16.29	20.03
Sichuan Guangan Power Generation Company Limited ("Guangan Company")	68.40	43.47	57.36
Weifang Power Plant	37.86	36.50	3.73
Total power generation of the group *(Note)*	468.19	374.45	25.03
Zhongning Company	27.93	—	—
Chizhou Company	5.41	—	—

Note: Electricity generated by Weifang Power Plant was accounted for by reference to the Company's proportionate equity interest in the plant, and that of the other plants/companies (excluding Zhongning Company and Chizhou Company) was 100% accounted for on a consolidated basis.

The first 300MW generating unit of Phase II expansion project of Qingdao Company, in which the Company has a 55% equity interest, commenced commercial operation on 30 November 2005. Also, the second 330MW generating unit of Zhongning Company, in which the Company has a 50% equity interest, commenced commercial operation on 17 November 2005; and the second 300MW generating unit of Chizhou Company, in which the Company has a 40% equity interest, commenced commercial operation on 8 December 2005. The total installed capacity of the three generating units is 930MW. All of the above projects have finished their full-load trial runs of 168 consecutive hours in accordance with the requirements of the relevant PRC national standard. As at the date of this announcement, the total installed capacity of all generating units comprised under the Company, its subsidiaries, jointly controlled entity and other plants/ companies in which the company has equity interests (i.e. comprising the Company's associates including Zhongning Company and Chizhou company) has exceeded 10,000MW, amounting in aggregate to 10,255MW, and the interested installed capacity of the Company is 8,151.12MW.

The Company modified the boiler burner (capacity: 140MW) of the fifth generating unit of the Shiliquan Power Plant, wholly owned by the Company, by the application of the renewable energy utilization techniques - straw combustion techniques, and the boiler burner has commenced its operation by the end of 2005. The project demonstrates one of the significant development strategies of the Company as a whole, and it is believed to have a positive contribution to environmental protection and represents a recognised step in introducing to biomass energy power generation industry with advanced techniques.

By order of the board of the directors of
華電國際電力股份有限公司
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED*
Zhou Lianqing
Company Secretary

As at the date of this announcement, the directors of the Company are:

He Gong	*(Chairman)*
Chen Feihu	*(Vice Chairman)*
Zhu Chongli	*(Vice Chairman)*
Chen Jianhua	*(Executive Director)*
Tian Peiting	*(Executive Director)*
Wang Yingli	*(Non-executive Director)*
Zhang Bingju	*(Non-executive Director)*
Peng Xingyu	*(Non-executive Director)*
Ding Huiping	*(Independent non-executive Director)*
Zhao Jinghua	*(Independent non-executive Director)*
Wang Chuanshun	*(Independent non-executive Director)*
Hu Yuanmu	*(Independent non-executive Director)*

Shandong, the PRC
6 January 2006

* *for identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼: 1071)

海外監管公告

華電國際電力股份有限公司(「公司」)根據中國有關法律法規宣佈二零零五年度發電量完成情況。另外，公司三台擁有權益的新擴建機組已於近日投入商業運營。

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條而作出。

截至二零零五年十二月三十一日，公司各運行電廠按集團統計口徑全年累計發電量468.19億千瓦時，比去年同期增長25.03%。公司擁有50%權益的寧夏英力特中寧發電有限公司(「中寧公司」)全年發電量27.93億千瓦時，公司擁有40%權益的安徽池州九華發電有限公司(「池州公司」)全年發電量5.41億千瓦時。

公司發電量增長的主要原因是：

1. 公司服務區電力需求持續旺盛，公司發電機組全年平均利用小時實現5712小時，同比增長622小時；
2. 公司新增發電機組的發電貢獻。

公司所屬各運營電廠/公司二零零五年度各自發電量(億千瓦時)分別為：

電廠/公司名稱	二零零五年	二零零四年	同比增長%
鄒縣發電廠	142.65	125.34	13.82
十里泉發電廠	73.95	61.78	19.69
萊城發電廠	70.20	61.10	14.90
華電青島發電有限公司(「青島公司」)	37.88	35.08	7.98
華電淄博熱電有限公司(「淄博公司」)	27.58	23.03	19.75
華電章丘發電有限公司(「章丘公司」)	16.62	13.21	25.86
華電滕州新源熱電有限公司(「滕州公司」)	19.55	16.29	20.03
四川廣安發電有限責任公司(「廣安公司」)	68.40	43.47	57.36
濰坊發電廠	37.86	36.50	3.73
本集團總計 *(註)*	468.19	374.45	25.03
中寧公司	27.93	—	—
池州公司	5.41	—	—

註： 本集團總計中，濰坊發電廠按公司於發電廠的權益比例計入，其他電廠/公司按照100%並入(不含中寧公司和池州公司)。

公司擁有55%權益的青島公司二期擴建項目第一台300兆瓦機組於二零零五年十一月三十日投入商業運營。另外，公司持有50%權益的中寧公司第二台330兆瓦機組於二零零五年十一月十七日投入商業運營；公司擁有的40%權益的池州公司第二台300兆瓦機組於二零零五年十二月八日投入商業運營，三台機組總裝機容量共計930兆瓦。以上所有項目均已完成中國國家規定的168小時滿負荷試運行，符合中國國家指定之有關規定標準。於本公告日期，公司、其附屬公司、合營企業及公司擁有權益的其他電廠／公司(即包括中寧公司及池州公司)轄下機組的總裝機容量突破10,000兆瓦，達到了10,255兆瓦，公司權益裝機容量為8,151.12兆瓦。

公司目前對全資擁有的十里泉發電廠五號機組(容量140兆瓦)之鍋爐燃燒器進行了可再生能源利用技術—秸稈燃燒技術的改造，已於二零零五年底前投入運營。該項目的實施相信不僅有利於環境保護，而且在生物質能發電領域先行一步，技術領先，是公司整體發展戰略的重要內容。

承董事會命
華電國際電力股份有限公司
公司秘書
周連青

於本公告日期，公司董事：

賀　恭　*(董事長)*
陳飛虎　*(副董事長)*
朱崇利　*(副董事長)*
陳建華　*(執行董事)*
田沛亭　*(執行董事)*
王映黎　*(非執行董事)*
張炳炬　*(非執行董事)*
彭興宇　*(非執行董事)*
丁慧平　*(獨立非執行董事)*
趙景華　*(獨立非執行董事)*
王傳順　*(獨立非執行董事)*
胡元木　*(獨立非執行董事)*

中國 • 山東
二零零六年一月六日

* *僅供識別*